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Filed pursuant to Rule 424(b) [(5)]
SEC File No. 333-54642

Prospectus Supplement to Prospectus dated February 22, 2001.

7,241,513 Shares

USA Education, Inc.

COMMON STOCK

    This prospectus relates to the offering of 7,241,513 shares of our common stock held by the selling shareholders named in this Prospectus Supplement.

    Our common stock is quoted on the New York Stock Exchange under the symbol "SLM." On February 23, 2001, the last reported sale price of the common stock on the New York Stock Exchange was $74.50 per share.

    Obligations of USA Education, Inc., and any subsidiary of USA Education, Inc., are not guaranteed by the full faith and credit of the United States of America. Neither USA Education, Inc., nor any subsidiary of USA Education, Inc., is a government-sponsored enterprise (other than the Student Loan Marketing Association) or an instrumentality of the United States of America.

    Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

    Goldman, Sachs & Co. will purchase the common stock from the selling shareholder at a price of $69.47 per share, resulting in $503,067,908 in proceeds (net of expenses) to the selling shareholder.

    Goldman, Sachs & Co. may offer the common stock in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. See "Plan of Distribution."

Goldman, Sachs & Co.

Prospectus Supplement dated February 26, 2001.

    No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering, and if given or made, such information or representations must not be relied upon as having been authorized by us, any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information in this prospectus is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

USA EDUCATION, INC.

    We were formed in 1997 in connection with the reorganization of Student Loan Marketing Association under the Student Loan Marketing Association Reorganization Act of 1996. Our principal business is financing and servicing education loans. We presently conduct a majority of this business through two wholly owned subsidiaries: Student Loan Marketing Association, a government-sponsored enterprise chartered by act of Congress, and Sallie Mae Servicing Corporation, a Delaware corporation. We are the largest non-governmental source of financing and servicing for education loans in the United States.

    On July 31, 2000, under a purchase agreement with USA Group, Inc., USA Group Loan Services, Inc., and USA Group Guarantee Services, Inc., we purchased substantially all of the business of USA Group, including its guarantee servicing, student loan servicing and secondary market operations. As part of the transaction, we changed our name from SLM Holding Corporation to USA Education, Inc. The purchase price was $400 million in cash and 9,034,505 shares of our common stock.

    Our principal executive offices are located at 11600 Sallie Mae Drive, Reston, VA 20193. Our telephone number is (703) 810-3000.

USE OF PROCEEDS

    The shares offered under this Prospectus Supplement are being offered by Lumina Foundation for Education, Inc., a private foundation incorporated under the laws of Delaware that is referred to in this Prospectus Supplement as the Foundation. We will not receive any of the proceeds from the sale of common stock by the Foundation.

CAPITALIZATION

    The following table sets forth our capitalization at September 30, 2000 and as adjusted to reflect the sale of certain senior notes. You should read this table along with our financial statements and accompanying notes incorporated by reference into this prospectus supplement and the accompanying prospectus. Amounts are in thousands, except per share amounts.

	September 30, 2000
	Actual	As Adjusted (a)(b)
	(Unaudited)	(Unaudited)
Borrowed funds:
Short-term borrowings	$30,900,143	$30,900,143
Long-term borrowings	11,522,577	12,519,109

Total borrowed funds	42,422,720	43,419,252
Stockholders' equity:
Preferred stock, Series A, par value $.20 per share, 20,000,000 shares authorized, 3,300,000 shares issued	165,000	165,000
Common stock, par value $.20 per share, 250,000,000 shares authorized, 187,593,000 shares issued	37,519	37,519
Additional paid-in capital	76,517	76,517
Unrealized gains on investments, net of tax	298,974	298,974
Retained earnings	1,743,593	1,743,593

Stockholders' equity before treasury stock	2,321,603	2,321,603
Common stock held in treasury at cost, 23,533,022 shares	986,323	986,323

Total sotckholders' equity	1,335,280	1,335,280

Total capitalization	$43,758,000	$44,754,532

(a)
Includes the capitalization of $498,266,000 for the Senior Notes due February 18, 2003 settling on February 27, 2001.

(b)
Includes the capitalization of $498,266,000 for the Senior Notes due September 16, 2002 which settled on October 3, 2000.

SELLING SHAREHOLDER

    The following table sets forth the number of shares owned by the Foundation prior to the offering of shares pursuant to this Prospectus Supplement and the number of shares offered hereby. The shares have been registered to permit public secondary trading of the shares.

NAME OF SELLING SHAREHOLDER	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING	NUMBER OF SHARES OFFERED FOR SALE HEREBY
Lumina Foundation for Education, Inc.,	8,366,513*	7,241,513

*
Includes 1,125,000 shares that we have agreed to purchase from the Foundation under an equity forward agreement that became effective on January 26, 2001.

PLAN OF DISTRIBUTION

    The shares offered under this Prospectus Supplement are being offered by the Foundation in negotiated block transactions. Goldman, Sachs & Co. has purchased all 7,241,513 shares offered under this Prospectus Supplement at a price of $69.47 per share, resulting in $503,067,908 in net proceeds to the Foundation.

    Goldman, Sachs & Co. proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of discounts. Goldman, Sachs & Co. may effect such transactions by selling shares of the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

    Subject to some exceptions, the Foundation has agreed with Goldman, Sachs & Co. not to sell or otherwise dispose of any securities of USA Education, Inc. during the period from the date of this Prospectus Supplement continuing through the date 90 days after the date of this Prospectus Supplement, except with the prior written consent of Goldman, Sachs & Co.

    We and the Foundation have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

    Goldman, Sachs & Co. has provided from time to time, and may provide in the future, investment banking and other financial services to USA Education, Inc. In the ordinary course of business, Goldman, Sachs & Co. may actively trade debt and equity securities of USA Education, Inc. for its own account or for accounts of customers and, accordingly, it may at any time hold long or short positions in those securities.

VALIDITY OF THE COMMON STOCK

    The validity of the shares of common stock offered in this offering will be passed upon for us by Marianne Keler, Esq., our General Counsel, and for Goldman, Sachs & Co. by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Ms. Keler owns shares of our common stock and holds stock options and stock-based awards under our compensation and management incentive plans. She may receive additional awards under those plans in the future.

EXPERTS

    The financial statements and schedules included in our annual report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference in this Prospectus Supplement and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

Prospectus

USA EDUCATION, INC.
(formerly known as SLM Holding Corporation)

7,909,505 Shares of Common Stock

  •
  This prospectus relates to 7,909,505 shares of our common stock that the selling shareholders named in this document may sell from time to time.

  •
  We will not receive any of the proceeds from the sale of our common stock by the selling shareholders. We have agreed to bear certain expenses associated with the registration of these shares under federal and state securities laws, other than selling commissions, if any.

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  The selling shareholders may sell all or any portion of their shares of our common stock in one or more transactions on the New York Stock Exchange, in the over-the-counter market or in private, negotiated transactions, subject to the volume limitations described in this prospectus.

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  Our common stock is traded on the New York Stock Exchange under the symbol "SLM." On February 21, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $72.38 per share.

  •
  We are required to include the following legend:

    Obligations of USA Education, Inc. and any subsidiary of USA Education, Inc. are not guaranteed by the full faith and credit of the United States of America. Neither USA Education, Inc. nor any subsidiary of USA Education, Inc. is a government-sponsored enterprise (other than the Student Loan Marketing Association) or an instrumentality of the United States of America.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February 22, 2001

WHERE YOU CAN FIND MORE INFORMATION

    We file periodic reports, proxy statements and other information with the SEC. You may inspect and copy these reports and other information at the SEC's public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549), Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (located at Seven World Trade Center, 13th Floor, New York, New York 10048). You can also obtain copies of these materials from the SEC's public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http:// www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC. You can also inspect reports and other information we file at the office of the New York Stock Exchange, Inc. (located at 20 Broad Street, New York, New York 10005), or at our web site at http://www.salliemae.com.

    We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. This registration statement contains additional information about us and our securities. You can inspect the registration statement and exhibits without charge at the SEC's office in Washington, D.C. (located at 450 Fifth Street, N.W.), and you may obtain copies from the SEC at prescribed rates.

    The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

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  our annual report on Form 10-K for the fiscal year ended December 31, 1999, which we filed on March 29, 2000 (File Number 1-13251), including Amendment No. 1 as filed on Form 10-K/A on June 14, 2000;

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  our quarterly report on Form 10-Q for the quarterly period ended March 31, 2000, which we filed on May 15, 2000 (File Number 1-13251);

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  our quarterly report on Form 10-Q for the quarterly period ended June 30, 2000, which we filed on August 14, 2000 (File Number 1-13251);

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  our quarterly report on Form 10-Q for the quarterly period ended September 30, 2000, which we filed on November 14, 2000 (File No. 1-13251), as amended by a Form 10-Q/A, which we filed on November 21, 2000;

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  our current report on Form 8-K, which we filed on February 22, 2001 (File No. 1-13251);

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  the description of our common stock in our Form 8-A, which we filed on August 7, 1997 and amended on July 27, 1999 (File Number 1-13251), and any amendments or reports filed for the purpose of updating this description; and

  •
  all documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the selling shareholders sell all of the securities offered by this prospectus.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary
USA Education, Inc.
11600 Sallie Mae Drive
Reston, VA 20193
(703) 810-3000

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    You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

FORWARD-LOOKING STATEMENTS

    This prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to them. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

    Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

    You should understand that the following important factors could cause our results to differ materially from those expressed in forward-looking statements:

  •
  changes in the terms of education loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in these laws and regulations that may reduce the volume, average term, costs and yields on education loans under the Federal Family Education Loan Program or result in loans being originated or refinanced under non-FFELP programs or affect the terms upon which banks and others agree to sell loans to us;

  •
  changes in the demand for educational financing or in financing preferences of educational institutions, students and their families, which could reduce demand for our products and services or increase our costs; and

  •
  changes in the general interest rate environment and in the securitization markets for education loans, which could increase the costs or limit the availability of financings necessary to originate, purchase or carry education loans.

USA EDUCATION, INC.

    We were formed in 1997 in connection with the reorganization of the Student Loan Marketing Association under the Student Loan Marketing Association Reorganization Act of 1996. Our principal business is financing and servicing education loans. We presently conduct a majority of this business through two wholly owned subsidiaries: Student Loan Marketing Association, a government-sponsored enterprise chartered by an act of Congress, and Sallie Mae Servicing Corporation, a Delaware corporation. We are the largest non-governmental source of financing and servicing for education loans in the United States.

    On July 31, 2000, under a purchase agreement with USA Group, Inc., USA Group Loan Services, Inc. and USA Group Guarantee Services, Inc., we purchased substantially all of the business of USA Group, including its guarantee servicing, student loan servicing and secondary market operations. As part of the transaction, we changed our name from SLM Holding Corporation to USA Education, Inc. The purchase price was $400 million in cash and 9,034,505 shares of our common stock. The selling shareholders intend to sell 7,909,505 of those shares under this prospectus.

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    Our principal executive offices are located at 11600 Sallie Mae Drive, Reston, VA 20193, and our telephone number is (703) 810-3000.

USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the common stock by the selling shareholders.

SELLING SHAREHOLDERS

    The selling shareholders who are offering the common stock covered by this prospectus are Lumina Foundation for Education, Inc., a private foundation incorporated under Delaware law that is referred to below as the Foundation, and The Community Foundation for the National Capital Region, a District of Columbia non-profit corporation that is referred to below as the Community Foundation. Both the Foundation and the Community Foundation are exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code. The Community Foundation and the Foundation are not affiliated.

    The Foundation acquired shares of our common stock as a result of our purchase of substantially all of the business of USA Group. As part of that transaction, we entered into a Registration Rights Agreement under which we agreed to provide registration rights to the holders of the shares of our common stock issued in that transaction. In addition, under the terms of the transaction, USA Group named Earl Goode, Barry L. Williams and James Lintzenich to serve on our board of directors and we named four directors of the Student Loan Marketing Association to serve on the board of directors of the Foundation. In addition, Mr. Lintzenich is a member of both the Foundation's board of directors and our own, bringing the total number of USA Education—affiliated or appointed directors to five. We have since amended the Registration Rights Agreement to accelerate the time by which we are required to file the registration statement and to provide for the specific plans of distribution described below. All 9,034,505 shares of common stock issued by us in that transaction were transferred to the Foundation. On February 2, 2001, the Foundation granted 667,992 of these shares to the Community Foundation together with a pro rata assignment of its rights and obligations under the original terms of the Registration Rights Agreement as to those shares. The Foundation is offering 7,241,513 shares and the Community Foundation is offering 667,992 shares under this prospectus.

    As of December 31, 2000, the Foundation owned 5.5% of the outstanding shares of our common stock. As of the date of the grant from the Foundation, the Community Foundation owned less than one percent of the outstanding shares of our common stock.

    In addition, we entered into an equity forward agreement with the Foundation under which we will purchase 1.125 million shares of the shares of our common stock issued in the USA Group transaction from the Foundation on a settlement date that is two years from the effective date—January 26, 2001—of the equity forward agreement. The shares subject to the equity forward agreement are not being offered under this prospectus.

PLAN OF DISTRIBUTION

    The selling shareholders have advised us that the distribution of the shares of common stock offered in this prospectus by the selling shareholders may be effected from time to time in one or more transactions (including block transactions) on the New York Stock Exchange or in transactions otherwise than on that exchange or in any combination of transactions. Sales may be effected at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. The selling shareholders may sell shares in transactions directly with purchasers or to or through broker-dealers in transactions involving one or more of the following: (1) an underwritten public offering, (2) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account or

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(3) ordinary brokerage transactions in which the broker-dealer as agent solicits purchases which may involve compensation in excess of customary commissions. Broker-dealers participating in the distribution of shares may be deemed to be underwriters under the Securities Act of 1933, and any discounts or commissions received by the broker-dealers and any profit on the resale of the shares may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

    The Foundation may effect monthly sales (excluding block transactions) of up to but not exceeding a number of shares of our common stock equal to 5% of the average monthly trading volume in our common stock in the immediately preceding calendar quarter as reported by Bloomberg, L.P.

    The Foundation may sell any or all of its shares offered under this Prospectus in one or more block transactions, each involving at least 50,000 shares, without regard to the volume limitation expressed in the preceding paragraph.

    The average monthly trading volume in our stock in the fourth quarter of 2000 as reported by Bloomberg, L.P. was 20,695,533 shares.

    The Community Foundation has agreed that it will not sell more than 50,000 of its shares of our common stock under this prospectus until after the Foundation has completed the offer and sale of all of its shares of our common stock under this prospectus or until after July 31, 2001, whichever is earlier. After that time, the Community Foundation may offer and sell its 667,992 shares of our common stock pursuant to the original Registration Rights Agreement.

    Upon notification by either selling shareholder of any material arrangement to sell shares through a secondary distribution, or a purchase by a broker-dealer, we will file a supplement to this prospectus, if required, to disclose, among other things, the names of the broker-dealers, the number of shares involved, the price at which the shares will be sold and the commissions paid or the discounts or concessions allowed to the broker-dealers.

    The selling shareholders may also resell all or a portion of their shares of our common stock in open market transactions in reliance upon Rule 144 under the Securities Act of 1933 if they meet the Rule's requirements.

    We cannot assure you that the selling shareholders will sell any or all of the common stock offered under this prospectus.

LEGAL MATTERS

    Marianne M. Keler, Esq., who is our Senior Vice President and General Counsel, or another of our lawyers, will issue an opinion about the validity of our shares of common stock. Ms. Keler owns shares of our common stock and holds stock options and stock-based awards under our compensation and management incentive plans. She may receive additional awards under these plans in the future.

EXPERTS

    The financial statements and schedules included in our annual report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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QuickLinks

USA EDUCATION, INC.
USE OF PROCEEDS
CAPITALIZATION
SELLING SHAREHOLDER
PLAN OF DISTRIBUTION
VALIDITY OF THE COMMON STOCK
EXPERTS
TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
USA EDUCATION, INC.
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS